At a Board of Directors meeting held on April 30, 2018, the Board approved the reorganization of the fund into the T. Rowe Price Credit Opportunities Fund (Acquiring fund). On June 25, 2018, the fund's shareholders approved the reorganization, which was effected through a unanimous written consent, and the reorganization consummated on June 26, 2018. The reorganization was structured as a tax-free reorganization for federal income tax purposes, under which the Acquiring fund acquired all of the assets and liabilities of the fund in exchange for I Class shares of Acquiring fund, creating a combined fund with blended holdings of both funds. Subsequent to the reorganization, the fund was formally terminated.